January 23, 2024

Lisa N. Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Advantage Funds (the “Registrant”)
1933 Act File No. 333-256698
1940 Act File No. 811-23703
Comments received for PEA No. 3 filed on November 17, 2023

Dear Ms. Larkin:

On behalf of the Registrant, this letter sets forth our responses to your comments of January 2, 2024 regarding the above-mentioned amendment filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2023 (the “Amendment”). Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Amendment.

Prospectus Comments

1)	Global Comment: In the first paragraph of the section titled “Fees and Expenses of the Fund,” if accurate, please state that due to charges incurred under a variable life insurance or variable annuity contract, the fees and expenses in the table would be higher.

Response: We will not add the proposed disclosure as it is not accurate for these Funds, which are not sold as investment options for individual variable life insurance or variable annuity contracts.

2)	Municipal Funds Comment: Please note that a Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining compliance with the Fund’s concentration policy.

Response: We have confirmed that compliance by the subadviser with each applicable Fund’s concentration policy will be determined as described above.

3)	MassMutual Clinton Short-Term Municipal Fund Comment: Because the name of the Fund contains the term “Short-Term,” the Fund should have a dollar-weighted average maturity of no more than three years. See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001).

Response: We will change the Fund’s name to the MassMutual Clinton Limited Term Municipal Fund to reflect that the average maturity of the Fund’s investments will typically be less than 5 years, although the Fund may invest in securities of any maturity.

4)	Municipal Funds Comment: It appears that the Fund will invest significantly in below investment grade securities, securities in default, and unrated or distressed debt securities. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for its open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under Investment Company Act of 1940, as amended (“Investment Company Act”). Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pages 154-155.

Response: For each of the Municipal Funds, the Registrant notes that, pursuant to Rule 22e-4 under the Investment Company Act, the Fund’s liquidity risk management program administrator (MML Investment Advisers, LLC (the “Adviser”)) has assessed the liquidity of the Fund and has determined that the Fund’s investment strategy (including any expected investments in below-investment-grade securities) is appropriate for an open-end structure. As part of its assessment, the Adviser considered, among other things, the Fund’s investment strategy, and expected holdings, cash positions, portfolio concentration, subscription and redemption patterns, shareholder concentration, and the availability of external sources of liquidity. The Adviser also used an outside vendor to test the Municipal Funds’ prospective holdings to better understand their liquidity characteristics. The analysis highlighted the fact that all of the positions in the three prospective portfolios are currently categorized as “highly liquid,” as defined in Rule 22e-4. This point-in-time analysis matched the historical profile of the subadviser’s existing strategies for which the Municipal Funds are based upon. Thus, the Adviser is comfortable that the liquidity profile of each Municipal Fund will be appropriate for an open-end mutual fund.

Further, the Adviser believes that this investment strategy is appropriate for the Fund’s open-end structure, noting, among other things, that the Fund’s subadviser employs a tactical approach, including investing in below investment grade securities holdings, seeking to mitigate liquidity risk through diversification across the credit grade spectrum. Unlike a strategic or static allocation, the tactical approach considers risk compensation from current market pricing and appropriateness for the Fund’s daily liquidity structure, among other things. In addition, the Adviser considered that security selection is research-intensive and individual issuer exposures are limited according to the subadviser’s credit view.

5)	MassMutual Clinton Short-Term Municipal Fund and MassMutual Clinton Municipal Fund Comment: Please add the following sentence to the Fund’s principal investment strategy: “Debt securities rated below investment grade (e.g., below Baa3 by Moody’s or below BBB- by Standard & Poor’s) are commonly referred to as “junk” or “high yield” bonds.”

Response: We will add the proposed disclosure.

6)	Global Comment: Please consider adding Class I to the Purchase Minimums Table for the Fund to reflect there is no minimum for this share class.

Response: We will clarify the existing disclosure to reflect that Class I does not have investment minimums.

7)	Municipal Funds Comment: Please clarify which instruments are referenced by the underlined text from the Fund’s principal investment strategy shown below or delete this reference.

“Municipal debt securities include bonds issued by, or on behalf of, the District of Columbia, the states, the territories (including Puerto Rico, Guam, and the U.S. Virgin Islands), commonwealths, and possessions of the United States and their political subdivisions, and agencies, authorities, and instrumentalities. Municipal debt securities also include, among other instruments, general obligation bonds, revenue bonds, industrial revenue bonds, industrial development bonds, private activity bonds, as well as short-term, tax-exempt obligations such as municipal notes and variable rate demand obligations.”

Response: We will remove the underlined disclosure.

8)	MassMutual Clinton Municipal Credit Opportunities Fund Comment: To the extent applicable, please add disclosure to the Fund’s principal investment strategy to reflect any parameters regarding maturity or duration for the Fund.

Response: We will add the following disclosure:

“Clinton intends for the Fund’s portfolio dollar-weighted average duration generally to match (within 30%) the average duration of the Bloomberg Municipal 65% High Grade/35% High Yield Index (as of December 31, 2023, the average duration of the Index was 6.40 years). Duration measures the price sensitivity of a bond to changes in interest rates. Duration is the dollar-weighted average time to maturity of a bond utilizing the present value of all future cash flows. The Fund may invest in securities of any maturity.”

Additionally, we will include the underlined sentence for the disclosure of the MassMutual Clinton Limited Term Municipal Fund (previously, “MassMutual Clinton Short-Term Municipal Fund) and MassMutual Clinton Municipal Fund.

9)	MassMutual Global Floating Rate Fund Comment: It appears that the Fund will invest significantly in below investment grade floating rate loans, bonds, and notes. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for its open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under Investment Company Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pages 154-155.

Response: The Registrant notes that, pursuant to Rule 22e-4 under the Investment Company Act, the Fund’s liquidity risk management program administrator (the Adviser) has assessed the liquidity of the Fund and has determined that the Fund’s investment strategy (including any expected investments in below-investment-grade securities) is appropriate for an open-end structure. As part of its assessment, the Adviser considered, among other things, the Fund’s investment strategy, holdings, its cash positions, portfolio concentration, subscription and redemption patterns, shareholder concentration, and the availability of external sources of liquidity. Specifically, as part of the most recent annual liquidity risk management assessment, the Adviser determined that the Fund holds illiquid debt securities that represent less than 5% of Fund market value. We believe this continues to be accurate.

10)	Comment: The staff noted that borrowing limits should be excluded from the following disclosure shown under the heading “Note Regarding Percentage Limitations,” on page 56 as these limitations always need to be complied with and do not have a grace period:

“All percentage limitations on investments in this Prospectus will apply at the time of investment, and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of the investment. (As a result, the actual investments making up a Fund’s portfolio may not at a particular time comport with any such limitation due to increases or decreases in the values of securities held by the Fund.)”

Response: The Registrant has carefully considered the staff’s request and notes that the Funds’ Statement of Additional Information currently provides that, “[a] Fund is required at all times to maintain its assets at a level at least three times the amount of all of its borrowings . . . ” Accordingly, the Prospectus disclosure under the subsection “Note Regarding Percentage Limitations” has been revised as follows:

“All percentage limitations on investments in this Prospectus will apply at the time of investment, and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of the investment, except as may be otherwise specified in the Statement of Additional Information (“SAI”).”

Statement of Additional Information Comments

11)	Comment: The staff noted the addition of Environmental, Social, and Governance (“ESG”) Considerations disclosure on page B-25, please confirm that ESG is not a principal strategy for any of the Funds.

Response: We confirm that ESG is not a principal investment strategy for any of the Funds.

12)	Comment: The staff noted that page B-55 states there is no limitation for securities issued by other investment companies with respect to each Fund’s concentration policy. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure that each Fund will consider investments of its underlying investment companies when determining its compliance with its concentration policy.

Response: We note that the Trust’s fundamental concentration limit explicitly excludes investment companies. We are not aware of any SEC requirement to look-through to affiliated or unaffiliated underlying funds when monitoring the fund’s industry concentration limit. We believe that the Trust’s approach to this issue complies with applicable legal requirements and is consistent with common practice in the industry. Therefore, we respectfully decline to revise the disclosure to indicate that the Funds will look through to the investments of their underlying funds for purposes of industry concentration.

13)	Comment: Please conform the trustee information starting on page B-56 into the tabular format required by Form N-1A.

Response: The Registrant respectfully declines to revise the format of the Trustee information. We note that Item 17(a)(1) of Form N-1A asks that funds “[p]rovide the information required by the following table for each director” but does not require the information to be in tabular, rather than narrative, form.

If you have any questions concerning the foregoing, please call the undersigned at (413) 744-0762 or (413) 744-0770.

Very truly yours,

/s/Andrew M. Goldberg
Andrew M. Goldberg

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President, Secretary, and Chief Legal Officer, MassMutual Advantage Funds

/s/Jill Nareau Robert
Jill Nareau Robert

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President and Assistant Secretary, MassMutual Advantage Funds